UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 6

                    Under the Securities Exchange Act of 1934

                             GULFMARK OFFSHORE, INC.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    402629109
                                 (CUSIP Number)

                               Jeffrey A. Welikson
                          Vice President and Secretary
                          Lehman Brothers Holdings Inc.
                           1301 Avenue of the Americas
                               New York, NY 10019
                                 (212) 526-0858

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 10, 2006
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


CUSIP No.   402629109

1)  Name of Reporting Person

     Lehman Brothers Holdings Inc.

     S.S. or I.R.S. Identification No. of Above Person

     13-3216325

2) Check the Appropriate box if a Member of a Group (see instructions)

     (a) [ ]
     (b) [ ]

3)  SEC Use Only

4)  Source of Funds (see instructions)
    OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)   [ ]

6)  Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

         7)  Sole Voting Power
              2,473,090

         8)  Shared Voting Power
              -0-

         9)  Sole Dispositive Power
              2,473,090

         10) Shared Dispositive Power
               -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      2,473,090

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13) Percent of Class Represented by Amount in Row (11)
      12.11%(1)

14) Type of Reporting Person
       HC/CO


(1) Based on 20,424,325 shares of Gulfmark Offshore Inc's common stock outstanding as of March 9, 2006 as reported on its most recent Annual Report on Form 10-K.

                                  Schedule 13D

Item 1.  Security and Issuer

This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of GulfMark Offshore, Inc., a Delaware corporation ("GulfMark Offshore"). The address of the principal executive offices of GulfMark Offshore is 10111 Richmond Avenue, Suite 340, Houston, Texas 77042.

Item 2.  Identity and Background

This statement is filed on behalf of Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 745 Seventh Avenue, New York, New York 10019.

Holdings is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers.

The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of Holdings are set forth in Appendix A hereto.

Holdings is the managing partner of Shearson Oil Services Partners ("SOS Partners"), a partnership formed in 1989 to hold, among other things, shares of common stock of Gulfmark International, Inc. ("Gulfmark International"), from which GulfMark Offshore was spun off in 1997, and which holds the shares of Common Stock reported herein. Holdings contributed 100% of the capital of SOS Partners. David J. Butters and Robert B. Millard, the other partners of SOS Partners, are each entitled to receive 5.625% of the profits of SOS Partners after Holdings has received distributions equal to its capital investment plus a return on its capital equal to its cost of funds.

Messrs. Butters and Millard, each of whom are U.S. citizens, are directors of GulfMark Offshore and are Managing Directors of Lehman Brothers Inc., a direct, wholly-owned subsidiary of Holdings.

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, either of Messrs. Butters or Millard or any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds or Other Consideration

No change.

Item 4.  Purpose of Transaction

No change.

The Reporting Person intends to evaluate continually the business, prospects and financial condition of GulfMark Offshore, the market for shares of Common Stock, other opportunities available to the Reporting Person, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Person may deem relevant from time to time. Depending on these factors, the Reporting Person may decide to sell all or part of the Common Stock that it holds. Any disposition, or any further acquisition, may be effected through privately negotiated transactions, donations to charitable organizations or otherwise.

Except as set forth in this Report, as amended, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Since the filing of the Reporting Person's Amendment No.5 to Schedule 13D on June 14, 2005, there has been no other change to the amount of the Common Stock beneficially owned by the Reporting Person, except as set forth in paragraph (c) below. Percentages are based on 20,424,325 shares of Common Stock outstanding as of March 9, 2006, as reported in GulfMark Offshore's most recent Annual Report on Form 10-K.

(a) See cover page. As partners of SOS Partners, Messrs. Butters and Millard may each be deemed to beneficially own the shares of Common Stock held by SOS Partners; however, each of them disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(b) See cover page. As partners of SOS Partners, Messrs. Butters and Millard may each be deemed to share with Holdings and each other the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock held by SOS Partners; however, each of them disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(c) On March 10, 2006, SOS Partners made a distribution of 360,000 shares of the Common Stock to its partners as follows:

            Holdings                                            319,500
            David J. Butters                                     20,250
            Robert B. Millard                                    20,250




     On March 10, 2006 Holdings donated 319,500 shares of Common Stock received in the distributions to The Lehman Brothers Foundation (the "Foundation"), a tax-exempt private foundation under Section 501(c)(3) of Internal Revenue Code. The Foundation has informed Holdings that it intends to sell all of such shares pursuant to Rule 144 under the Securities Act of 1933, as amended, within three months following the donation.


As of the date hereof, Holdings continues to indirectly beneficially own 2,473,090 shares of Common Stock held by SOS Partners.

(d) See Item 2.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.  Material to be Filed as Exhibits.

Agreement and Plan of Merger, dated as of December 5, 1996, among Energy Ventures, Inc. ("EVI"), GulfMark Acquisition Co. and
GulfMark International (incorporated by reference to Exhibit 2.2 to Form 8-K, File No. 0-7265, filed December 26, 1996)

Agreement and Plan of Distribution, dated as of dated as of December 5, 1996, among EVI, GulfMark International and GulfMark Offshore (incorporated by reference to Exhibit 2.3 to Form 8-K, File No. 0-7265, filed December 26, 1996)

Letter Agreement, dated March 14, 1997 (incorporated by reference to Exhibit A to the Reporting Person's Schedule 13D filed May 12, 1997.)

Partnership Agreement of SOS Partners, dated as of September 6, 1989 (incorporated by reference to Exhibit 99 to the Reporting Person's Schedule 13D Amendment No.3 filed May 19, 2004.)


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 15, 2006


LEHMAN BROTHERS HOLDINGS INC.

By:   /s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title:Vice President

                                   APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                    BUSINESS ADDRESS

Michael L. Ainslie                              Lehman Brothers Holdings Inc.
Private Investor and former                     745 Seventh Avenue
President and Chief Executive                   New York, New York 10019
Officer of Sotheby's Holdings

John F. Akers                                   Lehman Brothers Holdings Inc.
Retired Chairman of                             745 Seventh Avenue
International Business Machines                 New York, New York 10019
Corporation

Roger S. Berlind                                Lehman Brothers Holdings Inc.
Theatrical Producer                             745 Seventh Avenue
                                                New York, New York 10019

Thomas H. Cruikshank                            Lehman Brothers Holdings Inc.
Retired Chairman and Chief                      745 Seventh Avenue
Executive Officer of Halliburton                New York, New York 10019
Company

Marsha Johnson Evans                            Lehman Brothers Holdings Inc.
President of American Red Cross                 745 Seventh Avenue
                                                New York, New York 10019

Richard S. Fuld, Jr.                            Lehman Brothers Holdings Inc.
Chairman and Chief Executive                    745 Seventh Avenue
Officer of                                      New York, New York 10019
Lehman Brothers Holdings Inc.

Sir Christopher Gent                            Lehman Brothers Holdings Inc.
Non-Executive                                   745 Seventh Avenue
Chairman of GlaxoSmithKline Plc                 New York, New York 10019


Roland A. Hernandez                             Lehman Brothers Holdings Inc
Retired Chairman and Chief Executive            745 Seventh Avenue
Officer of Telemundo Group, Inc.                New York, New York 10019

Henry Kaufman                                   Lehman Brothers Holdings Inc.
President of Henry Kaufman &                    745 Seventh Avenue
Company, Inc.                                   New York, New York 10019

John D. Macomber                                Lehman Brothers Holdings Inc.
Principal of JDM Investment Group               745 Seventh Avenue
                                                New York, New York 10019

Dina Merrill                                    Lehman Brothers Holdings Inc.
Director and Vice                               745 Seventh Avenue
Chairman of RKO Pictures, Inc.                  New York, New York 10019
and Actress


All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.



                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                 BUSINESS ADDRESS

Richard S. Fuld, Jr.                         Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer         745 Seventh Avenue
                                             New York, New York 10019


Jonathan E. Beyman                           Lehman Brothers Holdings Inc.
Chief of Operations and Technology           745 Seventh Avenue
                                             New York, NY 10019

David Goldfarb                               Lehman Brothers Holdings Inc.
Chief Administrative Officer                 745 Seventh Avenue
                                             New York, New York 10019

Joseph M. Gregory                            Lehman Brothers Holdings Inc.
President and Chief Operating Officer        745 Seventh Avenue
                                             New York, New York 10019

Christopher O'Meara                          Lehman Brothers Holdings Inc.
Chief Financial Officer and Controller       745 Seventh Avenue
                                             New York, New York 10019

Thomas A. Russo                              Lehman Brothers Holdings Inc.
Chief Legal Officer                          745 Seventh Avenue
                                             New York, NY 10019

All of the above individuals are citizens of the United States.